Exhibit 99.1

China Rapid Finance Limited Announces Appointments to Strengthen Executive Leadership

SHANGHAI, March 29, 2019 — China Rapid Finance Limited (“XRF” or the “Company”) (NYSE: XRF), a leading fintech company that operates an award-winning microcredit company and one of China’s largest consumer finance marketplaces, announced today the strengthening of its leadership team with the appointments of Steven Foo, Wilson Qin, and Quasi Yao.

Steven Foo brings over 20 years of investment and financing experience as well as financial management and restructuring work experience in Asia. Previously, Mr. Foo served as a member of the Board of Directors and Chief Financial Officer of Hebron Technology, served as an Investment Analyst at Deutsche Bank Alex Brown, worked as Chief Operating Officer of Legg Mason Asset Management (Asia), served as CFO of Asia Pacific for London Asia Capital Plc, and served as the Director of Asia Pacific for International Alliance Associates (IAA), the New York-based private equity placement agent and cross-border strategic advisory firm. Mr. Foo is a Fellow Chartered Accountant, and Certified Public Accountant (CPA). In addition to his experience in U.S. Securities Exchange Commission (SEC) compliance, Mr. Foo has extensive leadership experience in strategy, financial management and capital markets. Mr. Foo joined XRF as Chief Financial Officer as Lan Xie is pursuing a new opportunity.

Wilson Qin is a former Chief Information Officer of Noah (China) Holdings Limited (“Noah”), a leading wealth and asset management service provider, where he oversaw information systems across major business lines. As CIO, Mr. Qin designed Noah’s IT strategy and successfully introduced advanced technologies. He brings extensive experience in IT management at financial services businesses. Previously, Mr. Qin served as General Manager of Information Technology at PKU Founder Life Insurance for ten years, and worked at Bank of East Asia for five years. Mr. Qin joined XRF as Chief Technology Officer to oversee IT systems and to lead all aspects of XRF’s technological development.

Quasi Yao is a former Senior Manager of Sino-US United MetLife Insurance Company Ltd. (“MetLife”), and brings more than a decade of experience in business and strategic management of multinational corporations. She served as Manager at AIA China, focusing on strategy and business assessment. Previously, Ms. Yao spent more than six years at Aetna International, where she led strategic initiatives to deploy marketing systems in China. Ms. Yao joined XRF to serve as Director of Strategy and Operations, overseeing the Company’s high-level strategic planning and execution.

Russell Krauss, co-Chief Executive Officer and Vice Chairman of the Company, commented, “We are delighted that each of these talented executives has joined us.  Steven brings extensive financial, operational, and strategic leadership experience to the Company. Combined with his deep knowledge of the financial industry, his experience will be a valuable asset to XRF as we enter our next phase of development.”

Exhibit 99.1

Zane Wang, the Company’s Founder, Chairman and co-Chief Executive Officer, noted, “Wilson is an exceptional leader with an impressive track record in a variety of key technical functions. His track record includes successful stints as the CIO of a leading wealth and asset management service provider in China, and in senior IT and business development roles in large national financial institutions. His excellent experience and qualifications as an expert in the integration of financial operations and technologies makes him a perfect fit for this important role at XRF.”

Russell Krauss added: “Accelerating our strategic development is vital to our future in the fast-paced fintech market in China. We are fortunate to have attracted Quasi Yao to assist in achieving our strategic vision. She will be a fantastic addition who will help us to take our strategy and transformation plans to the next level.”

About China Rapid Finance Limited

China Rapid Finance (NYSE: XRF) is a leading fintech company that operates an award-winning microcredit company and one of China’s largest online consumer finance marketplaces. The Company enables affordable access to digital credit for one of the world's largest untapped consumer credit markets: China's mobile-active consumers. Facilitating millions of loans annually, the Company utilizes its proprietary, mobile-first technology to select consumers for its platform. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit industry experience in the U.S. and China. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental

Exhibit 99.1

regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

Internal:

China Rapid Finance

Marlene Pan

Director of Investor Relations

Tel: +86 (21) 6032-5999

Email: IR@crfchina.com

External:

The Blueshirt Group

Gary T. Dvorchak, CFA

Tel: +1 (323) 240-5796

Email: gary@blueshirtgroup.com